                                                                 Exhibit (i)(23)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY



IN RE AQUILA INC.                )        Consolidated
SHAREHOLDERS LITIGATION          )        Civil Action No. 19237




                               MEMORANDUM OPINION

                           Submitted: January 2, 2002
                            Decided: January 3, 2002




Norman M. Monhait, Esquire, ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A., Wilmington, Delaware; Pamela S. Tikellis, Esquire, Beth Deborah Savitz, Esquire, CHIMICLES & TIKELLIS, LLP, Wilmington, Delaware; Gregory M. Castaldo, Esquire (argued), SCHIFFRIN & BARROW, LLP, Bala Cynwyd, Pennsylvania; Karin Fisch, Esquire, ABBEY GARDY, LLP, New York, New York; FARUQI & FARUQI, LLP, New York, New York; ATTORNEYS FOR PLAINTIFFS.

Michael D. Goldman, Esquire, Peter J. Walsh, Jr., Esquire, Brian C. Ralston, Esquire, Richard L. Renck, Esquire, POTTER ANDERSON & CORROON LLP, Wilmington, Delaware; Thomas F. Cullen, Jr., Esquire (argued), Lawrence D. Rosenberg, Esquire, J. Andrew Read, Esquire, JONES, DAY, REAVIS & POGUE, Washington, D.C., Attorneys for DEFENDANT AQUILA INC. AND THE INDIVIDUAL DEFENDANTS IN THEIR CAPACITIES AS DIRECTORS OF AQUILA, INC.

Alan J. Stone, Esquire, Megan E. Ward, Esquire, MORRIS, NICHOLS, ARSHT & TUNNELL, Wilmington, Delaware; William G. McGuinness, Esquire (argued), David B. Hennes, Esquire, Julie E. Kamps, Esquire, Arnie K. Riggle, Esquire, FRIED, FRANK, HARRIS, SHRIVER & JACOBSON, New York, New York, ATTORNEYS for DEFENDANT UTILICORP UNITED, INC.


LAMB, Vice Chancellor.

         Plaintiffs seek a preliminary injunction against the consummation of a tender offer by UtiliCorp United Inc. ("UtiliCorp") for the approximately 20% of the outstanding shares of common stock of Aquila, Inc. ("Aquila") not already owned by it. Until April 23, 2001, when it completed its initial public offering, Aquila was a wholly owned subsidiary of UtiliCorp. The tender offer is set to expire tomorrow, January 4, 2002.

         Aquila has no independent or "outside" directors. As a consequence, Aquila has not expressed an opinion in favor or in opposition to the offer. In addition, while Aquila obtained an independent financial analysis of the offer and published an extensive summary of that analysis in the Schedule 14D-9 sent to its stockholders, it did not ask its financial advisor to express an opinion on the fairness of UtiliCorp's offer.

         Plaintiffs contend that the defendants had an obligation, arising from the Aquila certificate of incorporation and representations found in the IPO Prospectus, to appoint at least two independent directors to the Aquila board. They say this should have been done no later than July 23, 2001. Further, they claim that the absence of independent Aquila directors is depriving them of valuable protections to which they are entitled by law and is threatening all the Aquila stockholders with imminent, irreparable harm. The plaintiffs urge the court to enjoin the tender offer until independent directors are appointed, or in the alternative until a court-appointed expert can conduct an appropriate analysis of the financial information and make a recommendation about the offer to the stockholders.

         After careful consideration, I will refuse the request for an injunction. My decision rests both on a sense that the merits of plaintiffs' claims are weak and on my conclusion that the pending exchange offer poses little, if any, risk of irreparable harm to the plaintiffs. Importantly, this potential injury is clearly outweighed by the risks that the relief sought might deprive the Aquila stockholders of the valuable opportunity to determine for themselves whether or not to accept this offer, in circumstances in which no other offer is available to them.

                                    I. FACTS

                                 A. THE PARTIES

         UtiliCorp, a Delaware corporation with its principal offices in Kansas City, Missouri, is an electric and gas company with energy customers and operations in North America, the United Kingdom, New Zealand, and Australia. Aquila, also a Delaware corporation with its principal offices in Kansas City, Missouri, is a wholesale energy risk merchant. Aquila provides risk management products and services and owns and controls a variety of merchant assets including power plants, gas storage, pipeline, and processing facilities, and other merchant infrastructure. Aquila was a wholly owned subsidiary of UtiliCorp until April 2001, when it completed an initial public offering of its Class A common stock. UtiliCorp still owns 80% of Aquila's equity and holds approximately 98% of the combined voting power of Aquila's voting stock.

         The three individual defendants comprise the Aquila board of directors. Each is a senior officer of UtiliCorp. Defendant Robert K. Green is and at all relevant times has been Chairman of the Board of Directors of Aquila. Robert Green assumed the office of Chief Executive Officer of Aquila as of November 26, 2001. Robert Green also serves as President and Chief Operating Officer of UtiliCorp and assumed the office of CEO of UtiliCorp on January 1, 2002. Defendant Richard C. Green, Jr. is and at all relevant times has been a director of Aquila. Richard Green is also Chief Executive Officer and Chairman of the Board of UtiliCorp. Defendant Keith G. Stamm is and at all relevant times has been a director of Aquila. Stamm was Chief Executive Officer of Aquila until November 26, 2001, when he became President and Chief Operating Officer of UtiliCorp's Global Networks Group. At the time of Aquila's IPO, Stamm served as a Senior Vice President of UtiliCorp.

         The plaintiffs are shareholders of Aquila. None of the plaintiffs purchased Aquila stock in its IPO. It has been stipulated that none of the plaintiffs read Aquila's IPO Prospectus or certificate of incorporation.

                                 B. AQUILA'S IP0

         In Aquila's April 2001 IPO, it sold 14,225,000 shares of Class A common stock to the public for $24 per share. As part of the IPO, UtiliCorp sold 5,750,000 shares of Aquila's Class A common stock to the public at the same price. In the IPO Prospectus, Aquila indicated that some of the benefits to be realized by separating from UtiliCorp included "increased capital financing flexibility, enhanced strategic focus, increased speed and responsiveness, a more targeted investment for stockholders and more targeted incentive for management and employees." According to Richard Green, Aquila was taken public because the market was not putting a full value on Aquila through UtiliCorp stock, and Aquila believed that it could get fuller value if it were separated from UtiliCorp to a certain extent. In connection with the IPO, UtiliCorp announced its intention to spin Aquila off entirely to UtiliCorp's shareholders within twelve months, unless doing so was no longer in the interest of UtiliCorp and its shareholders.

         Nearly all of the shares sold in the IPO were purchased by institutional investors. Today more than 80% of the publicly owned shares of Aquila are owned by 94 institutional investors, and 22 of those investors control a majority of the publicly owned shares. The plaintiffs in this action are individual shareholders. No institutional investors have joined in this action.

         Aquila performed well after the IPO from a financial perspective and its stock traded as high as $35 per share in May 2001. By the third quarter of 2001, however, Aquila's stock price began to decline as a result of, among other things, general market uncertainty following the events of September 11 and a substantial drop in market prices for companies in the merchant energy business in light of the well-publicized financial woes of Enron Corp.

              C. UTILICORP DETERMINES NOT TO COMPLETE THE SPIN-OFF

         At some point in late October or early November 2001, UtiliCorp determined that it was not in the interests of its own stockholders to proceed with its plans to spin Aquila off completely due to dramatic changes in general economic conditions and in the energy merchant sector specifically. UtiliCorp was also worried that Aquila would soon be presented with opportunities to acquire critical energy generation assets but would be unable to do so in the face of declining equity markets and tightening credit markets because of its relatively small asset base. A reacquisition, UriliCorp reasoned, would provide Aquila with access to UtiliCorp's asset base, earnings potential, and cash flow.

         Accordingly, UtiliCorp announced on November 7, 2001 that it would seek to acquire each share of Aquila stock sold in the IPO for 0.6896 share of UtiliCorp common stock by means of a tax-free exchange followed by a short-form merger under Section 253 of the Delaware General Corporation Law. UtiliCorp has slated that it intends to adopt Aquila's name, as well as its energy merchant business strategy, when the exchange offer is complete. As of November 7, the proposed transaction valued each Aquila share at approximately $20.68, a 15% premium to the closing price of Aquila's Class A shares at that time, though at a discount to the mid-October price of over $25 per share. UtiliCorp's market price on December 3, the date upon which the exchange offer was commenced, yielded a price of approximately $18 per share of Aquila Class A common stock.

         UtiliCorp structured its offer so that it would not be coercive and would contain important safeguards for the shareholders of Aquila. The exchange offer contains a majority of the minority condition, which requires that at least a majority of Aquila's Class A shares must be tendered for the offer to succeed. UtiliCorp has also committed to effect a short-form merger of Aquila with another UtiliCorp subsidiary on the same terms as the exchange offer if the offer is successful. If the offer is successful, holders of Class A common stock who do not tender will receive the same consideration as those who do or will be able to seek appraisal under Section 262 of the DGCL.

                D. AQUILA FAILS TO APPOINT INDEPENDENT DIRECTORS

         The listing rules of the NYSE require that Aquila form an audit committee comprised of at least two independent directors within three months of listing in conjunction with its 1PO.(1) As described more fully below,(2) the plaintiffs contend that Article VI of Aquila's certificate of incorporation elevated this NYSE requirement to a contractual undertaking. Moreover, in the IPO Prospectus, the Company disclosed that the Aquila board would have three standing committees, including an audit committee that would be appointed within three months of the closing of the IPO. The Prospectus stated further that the audit committee would be "responsible for acting on our behalf in connection with transactions in which UtiliCorp has an interest adverse to us."

----------------
(1)  NYSE Listed Company Manual ("Manual") Section 303.02(F).
(2)  SEE INFRA pp. 14-16.

         After the IPO, defendants Robert Green and Keith Stamm, along with Jeffrey Ayers, Aquila's General Counsel, began the task of finding outside directors. By June 2001, two candidates, John Clark and Vince Foster, had been identified. Because the candidates were an officer and a director, respectively, of a company, Quanta Services, Inc. ("Quanta"), in which UtiliCorp held a 35% ownership interest, Aquila asked the NYSE for a determination of their independence. After the independence issue was resolved, interviews with Clark and Foster were scheduled for September 2001. On September 5, 2001, Ayers sent a letter to the NYSE explaining that Aquila was aware that it had not complied with the NYSE's listing requirements but that its search for independent directors was still ongoing. The interviews with Clark and Foster were delayed until October after the September 11 terrorist attacks. Then, in mid-October, UtiliCorp's relationship with Quanta became strained and the candidacies of Clark and Foster were abandoned.

         At that point Aquila decided to appoint two of UtiliCorp's outside directors, Stanley Ikenberry and Robert Jackson, to its board. The idea of appointing UtiliCorp directors to the Aquila board for the purpose of responding to the exchange offer was abandoned after news of the offer led to the filing of litigation naming Aquila's directors as defendants. To this point, Aquila still has not appointed any independent directors, and it has stated that it will not do so unless the exchange offer fails.

                    E. AQUILA RESPONDS TO THE EXCHANGE OFFER

         On November 15, 2001, Aquila's three-member board met to consider the exchange offer. At that meeting, the board ratified the engagement of Jones, Day, Reavis & Pogue and Potter Anderson & Coroon as its legal counsel. The board also authorized the retention of an independent financial advisor to evaluate the exchange offer. Independent officers of Aquila then interviewed several investment banks, ultimately selecting Blackstone Group LP ("Blackstone") as Aquila's independent banker.

         On December 14, 2001, Aquila filed its Schedule 14D-9. Given the conflicts of each of its members, the Aquila Board remained neutral and made no recommendation to Aquila's stockholders on whether to tender their shares in the exchange offer. A summary of Blackstone's analysis was published in the 14D-9. This analysis consisted of a historical stock price performance analysis, a comparable transaction analysis, a comparable company analysis, a series of discounted cash flow analyses, a discounted dividend analysis, a pro forma merger analysis, and a relative contribution analysis. Many of the analyses disclosed show that the price implied by the exchange ratio is at the low end of the range presented. As described in the 14D-9, "Blackstone did not consider the relative merits of the Offer as compared to any other business plan or opportunity that might be available to Aquila." The board did not request a fairness opinion, and no fairness opinion was delivered.

                             II. STANDARD OF REVIEW

         To obtain a preliminary injunction, a plaintiff must establish that there is a reasonable probability of success on the merits, that irreparable harm will result if an injunction is not granted, and that the balance of equities favors the issuance of the injunction.(3) A preliminary injunction will not issue if any of these three factors are not present. Moreover, this Court has held repeatedly that in the absence of a competing offer a plaintiff must make a particularly strong showing on the merits to obtain a preliminary injunction because an

------------------
(3) SEE, E.G., REVLON, INC. v. MOCANDREWS & FORBES HOLDINGS, INC., Del. Supr., 506 A. 2D 173, 179 (1986).

injunction in such circumstances risks significant injury to shareholders.(4) I will address each of these elements in turn.

                    III PROBABILITY OF SUCCESS ON THE MERITS

         Any assessment of the merits of plaintiffs' claims must begin with a recognition that Delaware law does not impose a duty of entire fairness on controlling stockholders making a non-coercive tender or exchange offer to acquire shares directly from the minority holders. This principle was most recently reaffirmed in IN RE SILICONIX INC. SHAREHOLDERS LITIGATION.(5) As the Delaware Supreme Court wrote in SOLOMON V. PATHE COMMUNICATIONS CORP.: "In the case of totally voluntary tender offers . . . courts do not impose any right of the shareholders to receive a particular price. . . . [I]n the absence of coercion or disclosure violations, the adequacy of the price in a voluntary tender offer cannot be an issue."(6)

         Reduced to its essentials, plaintiffs' argument is that a different rule should apply here because (i) there are no independent, outside directors of Aquila, and (ii) the absence of such independent board representation is inconsistent with undertakings made during the IPO that there would be such representation within three months of the closing of that offering, or not later than July 23, 2001.

---------------
(4) SEE, E.G., MCMILLAN V. INTERCARGO CORP., Del. Ch., C.A. No. 16963, Jacobs, V.C., mem. op. at 11 (May 3, 1999) ("`[T]he balance of harm in this situation in which there is no alternative transaction and issuance of the injunction inescapably involves a risk that the shareholders will lose the opportunity to cash in their investment at a substantial premium requires not only a special conviction about the strength of the legal claim asserted, but also a strong sense that the risks in granting the preliminary relief of an untoward financial result from the stockholders' point of view is small.'" (quoting SOLASH v. THE TELEX CORP., Del. Ch., C.A. Nos. 9518, 9528, 9525, Allen, C., mem. op. at 28-29 (Jan. 19, 1988)); KOHLS v. DUTHIE, Del. Ch., 765 A.2d 1274, 1289 (2000) ("This court is understandably cautious when the issuance of an injunction would deprive ... shareholders of the benefits of [a] merger transaction without offering them any realistic prospect of a superior alternative, or for that matter, any alternative.'" (quoting IN RE WHEELABRATOR TECH,. INC. SHAREHOLDERS LITIG., DEL. Ch., C.A. No. 11495, Jacobs, V.C., mem. op. at 20 (Sept. 6, 1990)).
(5)  Del. Ch., C.A. No. 18700, 2001 WL 716787, Noble, V.C. (June 21, 2001).
(6) Del. Supr., 672 A.2d 35, 39-40 (1996) (citing LYNCH V. VICKERS ENERGY CORP., Del. CH., 351 A.2d 570, 576 (1976), REV'D ON OTHER GROUNDS, Del. Supr., 383 A.2d. 278 (1977); WEINBERGER V. U.O.P. INC., Del. Supr., 457 A.2d 701,
703 (1983)).

         Ultimately, I conclude that the motion for preliminary injunction should be denied because there is only an insubstantial showing of imminently threatened irreparably harm and because the balance of equities clearly weighs in favor of allowing the Aquila stockholders to choose for themselves whether or not to accept the offer on the terms presented by UtiliCorp. Nevertheless, I will briefly discuss the likelihood of success on the merits of plaintiffs' claims.

         A. THERE ARE NO SUBSTANTIAL CLAIMS FOR BREACH OF FIDUCIARY DUTY

         Plaintiffs have not shown the existence of a substantial claim that UtiliCorp has breached its fiduciary duties. As already discussed, the offer is clearly a voluntary one because the terms and conditions of the exchange offer are structured so that the decision whether or not to accept the offer is firmly entrusted to a majority of the minority shareholders. Plaintiffs concede that the structure of this offer is indistinguishable from that discussed in SILICONIX and other cases that have held that parent corporations making non-coercive offers to acquire shares of the minority do not owe a duty to pay a fair price.(7) Moreover, no claim is made that the disclosure materials circulated by UtiliCorp in connection with its offer are, in any way, false or misleading.

         There is also no substantial claim that the sitting members of the Aquila board of directors have violated their fiduciary duties in connection with the proposed transaction. Each of them is an officer or employee of UtiliCorp and, thus, suffers from real or potential conflicts of interest in connection with the transaction.(8) For that reason, they determined to make no recommendation on the offer. Plaintiffs do not argue that their fiduciary duties

---------------
(7)  SEE, E.G., SILICONIX, 2001 WL 716787 at *6; SOLOMON, 672 A.2d at 39-40.
(8) Most notably, defendant Robert Green was both Chairman of the Board of Aquila and President and Chief Operating Officer of UtiliCorp. He participated in fixing the terms of the offer, including the exchange ratio, in his capacity as an officer of UtiliCorp. Thus, he is plainly unable to function independently as a director of Aquila in reviewing the exchange offer.

required them to do otherwise.(9) The Aquila directors also authorized certain members of Aquila's management who have no positions with UtiliCorp, acting with independent legal advisors, to retain Blackstone, an independent financial advisor, to perform a financial analysis of the proposed exchange ratio and to publish a summary of that analysis in the company's Schedule 14D-9. While plaintiffs criticize certain aspects of Blackstone's work, they do not argue that these three directors had a fiduciary duty to do more.(10)

         Instead, in their reply brief and at argument plaintiffs' counsel suggested that it was a breach of fiduciary duty for the Aquila directors to have failed to appoint two independent directors to the Aquila board before the exchange offer was made. The present record does reflect a certain lack of diligence, between the time of the IPO and November 7, 2001, in identifying suitable candidates to serve as independent directors. Given the original expectation that independent directors would be in place before the end of July, that deadline could have been met through a greater concentration of effort. Nevertheless, plaintiffs fail to explain how such a lack of diligence could amount to a breach of fiduciary duty. After all, the Aquila directors had no identifiable duty to appoint anyone to the board of directors. Plaintiffs suggest only that the failure to complete the job of finding independent directors became a breach of fiduciary duty on November 7, 2001, when UtiliCorp determined to make

---------------
(9) SEE SILICONIX, 2001 WL 716787 at *9 (noting that "there may exist circumstances where there is no answer to the question of whether to accept or reject" an offer and allowing a special committee to take a neutral position).
(10) It should be noted that Aquila did not ask Blackstone to opine as to the fairness of the exchange ratio, although the engagement letter contemplated the possibility that such an opinion might be required. The defendants support the decision not to ask for an opinion by reference to SILICONIX, in which Vice Chancellor Noble correctly noted that to have obtained a fairness opinion from the company's financial advisor would have been inconsistent with the decision of the subsidiary's board of directors--based on their review of the offer and financial analysis of it--to make no recommendation. I note that the situation here is different in the sense that the Aquila directors did not determine to be neutral based on a substantive review of the terms of the offer, but simply on their own lack of independence. Thus, it could be argued that there was no real inconsistency between taking a hands-off approach while also furnishing the Aquila stockholders with a fairness opinion from an independent financial advisor. Suffice it to say, for present purposes, that plaintiffs do not argue that it was a breach of fiduciary duty on the part of the Aquila directors to have failed to ask Blackstone for a fairness opinion.

the exchange offer. Preliminarily, at least, I find that this is not an adequate basis on which to predicate a breach of fiduciary duty.

                        A. THE BREACH OF CONTRACT CLAIMS

         To distinguish this case from the model found in SILICONIX, plaintiffs press two contract-based claims, the first based on Aquila's certificate of incorporation, and the second on a representation found in the prospectus for the IPO. The theory of both claims is that the Aquila stockholders have a right to independent board representation, the absence of which, they say, amounts to irreparable injury because there is no one to intermediate between them and UtiliCorp in connection with the exchange offer. Plaintiffs encounter substantial obstacles on the merits of both claims.

         The claim under the certificate of incorporation is based on language found in Paragraphs B and F of Article VI (Board of Directors). Paragraph B is entitled "UtiliCorp Nominees" and provides UtiliCorp the right to "designate a majority of the nominees of the Board of Directors for election to the Board of Directors at each annual meeting of the Corporation's stockholders" so long as UtiliCorp maintains a majority of the company's voting power. The grant of this power is then limited as follows:

                  All rights of UtiliCorp to nominate directors pursuant to this Section B or any other provision of this Certificate of Incorporation shall be subject to, and shall be exercised by UtiliCorp in a manner to ensure compliance by the Corporation with . . . the requirements of any securities exchange to which the Corporation is then subject, including, without limitation, any requirement that any directors of the
                  Corporation be "independent" . . . .

Putting the grant of power to designate directors together with the provision that such power "shall be exercised . . . to ensure compliance" with NYSE listing requirements, plaintiffs argue that UtiliCorp's failure to add two independent directors to the Aquila board was a breach of contract.(11)

         As UtiliCorp points out, however, the right defined in Paragraph B is one to designate board nominees for election at the company's annual meeting of stockholders. Aquila has not had an annual meeting since the IPO and, therefore, UtiliCorp has yet to exercise that right. UtiliCorp also argues that the language quoted above can only be construed as a limitation on the right to nominate found in Paragraph B and, thus, cannot give rise to a claim of breach when there has yet to be any occasion to exercise the right.(12) This argument has considerable force and is consistent with a plain and natural reading of the certificate.(13)

         Plaintiffs respond by pointing to the language of Paragraph F.l of
Article VI, providing that: "Any vacancy occurring on the Board of Directors or any newly created directorship may be filled by a majority of the remaining directors or by the sole remaining director in office." They argue that this language should be read as an additional "right of UtiliCorp to nominate directors pursuant to . . . any other provision of the Certificate of Incorporation" and, thus, as being subject to the limitation in Paragraph B already discussed. The problem is, of course, that the right described in Paragraph F is not "a right of UtiliCorp" but, instead, a right belonging to the Aquila directors. The fact that UtiliCorp may, at this time, have the practical ability to tell them how to exercise that right due to the

---------------
(11) The underlying source of the obligation to name independent directors flows from the NYSE Listed Company Manual, which states that Aquila should have named two independent directors to an audit committee within three months of the completion of the 1PO, or by July 23, 2001. The record shows that, to date, the NYSE has taken no action against Aquila for its failure to comply with this rule. Plaintiffs concede that they have no standing directly to bring an action to enforce the NYSE rules or to seek sanctions for any alleged violation thereof.
(12) UtiliCorp also argues, persuasively, that the quoted language acts only as a limitation on the rights it would otherwise have and does not itself impose any independent obligations on it. I agree that it is improper to construe Paragraph B as imposing any duty on UtiliCorp to exercise the right to designate nominees found in that paragraph. Instead, UtiliCorp is free to leave the business of nominating persons to stand for election as directors to the Aquila board itself or to any other process permitted by the statute, the charter, or the bylaws.
(13) This principle of contract law is applicable because the certificate is a contract between a corporation and its shareholders. SEE STAAR SURGICAL CO.
V. WAGGONER, Del. Supr., 588 A.2d 1130, 1136 (1991).

fact that they are all officers of UtiliCorp does not change the result. Those individuals are the ones with the right to designate directors to fill vacancies and the duty to act as Aquila fiduciaries when they do so. It is not a right belonging to UtiliCorp.

         Plaintiffs next argue that UtiliCorp should be estopped from denying that it promised to name independent directors to the Aquila board, based on the following language found in the IPO Prospectus:

                  Our board will have three standing committees: an audit committee, a compensation committee and a nominating committee. The board will appoint members of the audit committee within three months of the closing of this offering and members of the compensation committee and nominating committee after the closing of this offering.

                                   .  .  .  .

                  The audit committee will . . . be responsible for acting on our behalf in connection with transactions in which UtiliCorp has an interest adverse to us.(14)

         "Promissory estoppel involves `informal promises for which there was no bargained-for exchange but which may be enforced because of antecedent factors that caused them to be made or because of subsequent action that they caused to be taken in reliance.'"15 The elements of a claim for promissory estoppel, which must be shown by clear and convincing evidence, are as follows: "(i) a promise was made; (ii) it was the reasonable expectation of the promisor to induce action or forbearance on the part of the promisee; (iii) the promisee reasonably relied on the promise and took action to his detriment; and (iv) such promise is binding because injustice can be avoided only by enforcement of the promise."(16)

---------------
(14) IPO Prospectus at 73-74.
(15) LORD V. SOUDER, Del. Supr., 748 A.2d 393, 404 (2000) (Lamb, V.C.,
sitting by designation, concurring) (quoting 3 Eric Holmes Mills et al., CORBIN ON CONTRACTS Section 8.1, at 5 (rev. ed. 1996)).
(16) ID. at 399 (majority opinion by Walsh, J.)

         UtiliCorp argues that none of these elements has been shown to exist, and that certainly none has been shown by clear and convincing evidence. In my view it is reasonable, at this preliminary stage of the proceeding, to construe the statement made in the IPO Prospectus as a promise or undertaking and to infer that it was included in the prospectus in order to induce prospective investors to buy Aquila shares in the offering."(17)

         Nevertheless, the record is quite clear that none of the named plaintiffs read the statement or relied on it in purchasing Aquila shares. In fact, each has stipulated that he or she bought shares in the secondary market and read neither the IPO Prospectus nor the certificate of incorporation. Thus, there is no showing that the third element of the claim is satisfied. Plaintiffs urge me to presume reliance on the part of the class but such a presumption would appear to be inconsistent with Delaware authority.(18) In any event, I am not prepared to conclude at this preliminary stage of the proceeding that the element of reliance can be satisfied where each of the three named plaintiffs has stipulated to the contrary.

         I am also unpersuaded at this point that any substantial injustice will result from a refusal to enforce the "promise" made by UtiliCorp. The offer being made by UtiliCorp is structured in a non-coercive way and the stockholders of Aquila appear to have adequate

---------------
(17) Of course, a substantial issue remains whether the statement in the IPO Prospectus included a "promise" that the audit committee would have any role to play in the current transaction. Although I do not reach the issue, it is unclear whether the UtiliCorp exchange offer is one in which "UtiliCorp has an interest adverse to us." If, as seems reasonable to infer, "us" refers to Aquila, the transaction--which is between UtiliCorp and Aquila's minority stockholders--might not have fallen within the delegated power of the audit committee. I am also not aware of any more exact description of the charter of the audit committee that might provide an answer to this question.
(18) I recognize that in other contexts, courts will infer class-wide reliance either directly, as in SPARK V. MBNA CORP., 178 F.R.D. 431 (D. Del.
1998), or by the adoption of notions of reliance on the market, SEE, E.G., IN RE ADAMS GOLF, INC. SEC. LITIG., Civ. No. 99-371-RRM, McKelvie, J., 2001 U.S. Dist. LEXIS 20430 (D. Del. Dec. 10, 2001).

information and time to make an informed and reasoned decision whether or not to tender. While the presence of a functioning audit committee of independent directors might add some measure of protection for the Aquila stockholders, I cannot conclude that its absence is clear and convincing evidence of an injustice.

                  IV. IRREPARABLE HARM AND BALANCE OF EQUITIES

         To demonstrate irreparable harm, a plaintiff must present an injury "of such a nature that no fair and reasonable redress may be had in a court of law" and must show that "to refuse the injunction would be a denial of justice."(19) The alleged injury must be "imminent, unspeculative, and genuine."(20) Even if plaintiffs had succeeded in showing a substantial probability of success on one or more of their claims, they have failed to establish the likelihood of irreparable harm or that the equities of the situation favor the issuance of an injunction. I am led to these conclusions for several reasons.

         First, I am unable to accept plaintiffs' argument that the defendants' failure to appoint independent directors amounts to irreparable injury PER SE. Injury may be irreparable PER SE where there is shown to be a clear violation of a legal right granted by law.(21) For the reasons already discussed, plaintiffs have not made a showing of such a violation.

         Second, the injury plaintiffs complain about and seek to redress through the issuance of an injunction is the absence of two (out of five) independent directors. Yet, it is entirely a matter of speculation to conclude that a minority of independent directors--if now appointed--would do anything materially different than has been done by Aquila's conflicted board. In the face of the non-coercive, fully disclosed offer from UtiliCorp, it is

---------------
(19) KOHLS V. DUTHIE, Del. Ch., 765 A.2d 1274, 1289 (2000) (internal quotation marks omitted).
(20) H.F. AHMANSON & CO. V. GREAT WESTERN FIN. Corp., Del. Ch., C.A. No. 15577, Jacobs, V.C., mem. op. at 26 (June 30, 1997).
(21) SEE, E.G., ALLEN v. PRIME COMPUTER, INC., Del. Supr., 540 A.2d 417, 421
(1988).

entirely possible that those directors' only positive duty would be to inform themselves of the terms of the offer and to furnish to the Aquila stockholders a full and complete disclosure on Schedule 14D-9.(22) It is merely speculative to conclude that this would result in any material added benefit to the Aquila stockholders who have already received its Schedule 14D-9 containing a description of the Blackstone financial analysis.

         Third, even if those two new directors were to conclude that the UtiliCorp offer is unfairly priced, they could do little more than communicate their conclusion to the stockholders in the Schedule 14D-9 and recommend that they not tender. Certainly, UtiliCorp would have no duty to negotiate the price with them. Given these factors, it is hard to conclude that the possible benefit of an injunction to Aquila stockholders would be so substantial as to justify a conclusion that its absence irreparably harms the Aquila stockholders. In the end, those stockholders would still have to decide for themselves whether to tender or not and would still have the collective power to reject the offer.

         Finally, I am persuaded that, on balance, the issuance of an injunction threatens more risk of harm to Aquila's stockholders than it promises good. The possible harm is, of course, that UtiliCorp will determine to abandon its offer and the Aquila stockholders will be deprived of the chance to participate in this offer. While I have no way of knowing if a majority of the shares held by Aquila's minority stockholders will be tendered, the opportunity to decide whether or not to tender is certainly valuable. By contrast, the possible benefits of an injunction appear to be incremental rather than fundamental. Aquila stockholders already have access to all of the information provided by UtiliCorp in its Form S-4 registration statement, as well as the extensive summary of Blackstone's analysis found in the Schedule 14D-9. Both of these disclosure documents have been sent or given to

---------------
(22) CF. SILICONIX, 2001 WL 716787 at *9.

Aquila's stockholders. Neither is alleged to contain any false or misleading material. These documents would appear to furnish Aquila's stockholders with sufficient information upon which to make an informed judgment about the offer. It is true that the Schedule 14D-9 does not contain a recommendation by Aquila's directors, but the absence of such a recommendation is not unusual in transactions of this sort,(23) and is not such an important omission as to justify an injunction against the consummation of the transaction. This is especially so when, as here, the publicly owned shares are nearly all owned by sophisticated institutional investors.

                                   CONCLUSION

         For the reasons set forth above, plaintiffs' motion for preliminary injunction is DENIED. IT IS SO ORDERED.


                                       /s/ STEPHEN P. LAMB
                                       -------------------
                                       Vice Chancellor
















---------------
(23) ID.